EXHIBIT 99.1

Stantec selected by Southern Nevada Water Authority to help deliver critical Stage II Reliability Upgrades Project

Comprehensive project to support sustainable, resilient, and redundant water future  for the Las Vegas Valley

EDMONTON, Alberta and NEW YORK and LAS VEGAS, Feb. 08, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

The Southern Nevada Water Authority (SNWA) has selected Stantec, a global leader in sustainable design and engineering, to help deliver the US$125 million Stage II Reliability Upgrades Project to support long-term sustainable and resilient water access for the Las Vegas Valley.

“We’re incredibly excited to support SNWA on this critical water reliability project,” said Margaret Regan, Stantec’s project manager, based in Las Vegas. “Drought impacts have only increased the need for a reliable and sustainable water source. We look forward to helping the Las Vegas Valley have a safe and sustainable water delivery system for decades to come.”

The water supply of many major urban areas in the United States is at risk due to aging infrastructure, water scarcity, a lack of resiliency to extreme weather events, and insufficient system capacity. In August of 2021, federal officials issued Lake Mead’s first-ever water shortage declaration. Two decades of drought have significantly reduced Lake Mead’s water level, increasing the need to build systems that support sustainable, resilient, and redundant water distribution and meet the Las Vegas region’s current and future needs.

Project at a glance

The Hacienda Pumping Station is one of the Valley’s water supply conduits, meeting about 35% of the area’s water demand, equivalent to 180 million gallons per day (MGD). In service since 1980, the pumping station requires system upgrades and replacements to protect against aging, provide reliability, and prevent water loss.

Stantec’s role on the Stage II Reliability Upgrades Project will include the design of the new Flamingo Pumping Station and the design of approximately two miles of interconnecting pipeline from the station to the Pittman Lateral, which conveys water to the central Las Vegas Valley.

Delivering the new 90 MGD Flamingo Pumping Station will serve two primary functions: to provide backup to the existing Hacienda Pumping Station (which has served the area for decades) in the event it is out of service and to supplement the capacity of Hacienda during periods of very high demand. Future projects will include rehabilitating portions of the Pittman Lateral and localized improvements to enhance the water system’s reliability along this central corridor.

Addressing long-term, regional needs

The project is part of SNWA’s Major Construction and Capital Plan (MCCP) to help identify and deliver additional water resources, major system repairs and replacements, and water quality enhancements across the Las Vegas Valley. The 2020 MCCP includes 22 projects totaling an estimated US$3.17 billion.

Stantec’s preliminary design for the Stage II Reliability Upgrades Project is expected to be complete in February of 2022.

The Stage II Reliability Upgrades Project is one of several conveyance projects Stantec is helping to deliver in support of increasing resiliency and capacity, while keeping a keen eye on environmental impacts. In Vancouver, Stantec is leading the design, construction, and commissioning of the Coquitlam No. 4 Pipeline to provide additional transmission capacity to meet the increasing demand for water. Similarly, in Illinois, the Alternative Water Supply Program will generate sustainable water quantity through a guaranteed fair and equitable water cost using a new Lake Michigan water source for the City of Joliet. The firm is also spearheading professional engineering and support services for the Tampa Bay Water Southern Hillsborough County Supply Expansion Pipelines to reliably provide clean, safe water to the Tampa Bay region now and for future generations.

By viewing all aspects of water as an integrated system, Stantec is helping to confront global water challenges and accelerate the pathway to a more sustainable, reliable, and affordable future that provides improved water, energy, and infrastructure solutions. Learn more at stantec.com/water.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Relations Contact
Danny Craig	Tom McMillan
Stantec Media Relations	Stantec Investor Relations
Ph (949) 632-6319	Ph (780) 917-8159
danny.craig@stantec.com	tom.mcmillan@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind